AB 7/12*

06009500

SECU[illegible] [illegible]ISSION
Washington, D.C. 20549

RECEIVED JUN 3 0 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 23904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cantella & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Oliver Street, 11th Floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip C. McMorrow (617) 521-8630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 2 0 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip C. McMorrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantella & Co., Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

JOHN J. GARVEY, Notary Public
My Commission Expires September 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CANTELLA & CO., INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2006

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cantella & Co., Inc.

We have audited the accompanying statement of financial condition of Cantella & Co., Inc. (the Company) as of March 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cantella & Co., Inc. as of March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 28, 2006

CANTELLA & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

ASSETS

Cash and cash equivalents	$ 820,576
Receivables from broker/dealers	1,627,260
Securities owned, at market or fair value	3,107,534
Note receivable	235,000
Other receivables	241,015
Furniture, equipment, software and leasehold improvements, at cost (net of $241,435 accumulated depreciation)	55,121
Other assets	94,911
TOTAL ASSETS	$ 6,181,417

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to brokers/dealers and clearing organizations	$ 209,491
Commissions payable	1,520,977
Other liabilities	2,745,979
Total Liabilities	$ 4,476,447
SHAREHOLDERS' EQUITY	
Common stock, no par value; 12,500 shares authorized, 10,003 shares issued, 5,505 shares outstanding	$ 891,053
Additional paid-in capital	5,138,546
Retained earnings (deficit)	(3,924,469)
Less 4,498 shares of treasury stock, at cost	(400,160)
Total Shareholders' Equity	$ 1,704,970
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,181,417

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated under the laws of the state of Massachusetts on May 22, 1979. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Firm Securities Transactions - Securities in firm investment and trading accounts are recorded on a trade date basis. These securities are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Commission Revenue - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis. In addition, included in income are commissions on transactions introduced by other fully disclosed broker/dealers.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Depreciation - Depreciation of furniture, equipment, software and leasehold improvements is provided using the straight-line method over estimated useful lives of three, five and ten years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $5,331 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - RELATED PARTIES

The Company is affiliated, through common ownership and management, with Cantella Management Corp. (CMC), the majority shareholder of the Company, Cantella Corp., Cantella Realty Corp., Cantella Specialist Corp., Cantella Insurance Agency, Inc., Oliver Street Securities Corp. and Blue Marine Inc.

During the year ended March 31, 2006 the Company incurred management fees of $1,518,634 to CMC and $11,700 to Cantella Corp. $14,384 was owed by the Company to CMC at March 31, 2006.

The Company reports its income on a consolidated basis for income tax purposes with CMC. CMC assumes all income tax liabilities.

NOTE 4 - 401(k) PLAN

On July 1, 1993 the Company adopted a deferred compensation plan commonly referred to as a profit sharing plan with provisions under IRS code section 401(k) whereby employees may contribute up to 25% of their compensation within specified legal limits. In addition, the Company may match employee contributions on a discretionary basis up to 4% of compensation. The plan covers substantially all employees age 21 years or older that work a minimum of 1000 hours per year. Company contributions to the plan for the year ended March 31, 2006 were $0.

NOTE 5 - BANK LINE

The Company has entered into a bank loan agreement, to be paid in equal monthly installments of $850 over a seven year period, which bears an interest rate of 10.75%. The outstanding balance at March 31, 2006 is $48,868. Minimum monthly payments for each of the years ending March 31, 2007 through 2012 total $10,195 and $8,496 for the year ending March 31, 2013.

NOTE 6 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market value or estimated fair value as determined by management.

	Owned
Municipal Bonds	$ 2,669,749
Corporate Bonds	19,200
Securities Registered under the Investment Company Act of 1940	395,415
Warrants	-0-
Equity securities	23,170
Total	$ 3,107,534

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at March 31, 2006, the Company had net capital of $941,125 and a net capital requirement of $250,000.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over-the-counter options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). The financial instruments are used to meet the needs of customers and conduct trading and investment activities and are therefore subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

TBA's and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notational amount related to these financial instruments reflect the volume and activity and do not reflect the amounts of risk. The credit risk for TBA's, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date.

To facilitate securities transactions, including the aforementioned transactions, the Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreements between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

Under the terms of two of the Clearing Broker/dealer agreements, the Company is prohibited from entering into similar agreements with other Clearing Broker/dealers without prior written consent from these Clearing Broker/dealers. One of these agreements also provides that prior written notification be made if any additional representatives of the Company (after effective date of agreement) establish and introduce customers through any other Clearing Broker/dealer.

All of the Clearing Broker/dealer agreements provide for minimum net capital requirements, insurance coverage, deposit requirements and other miscellaneous provisions.

NOTE 9 - LEASE COMMITMENTS

Minimum annual rentals under a noncancellable lease for office space, expiring December 31, 2010, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2007	$ 185,614
2008	190,917
2009	192,685
2010	197,988
2011	148,491
	$ 915,695

Rent expense for the year ended March 31, 2006 was $196,533.

NOTE 10 - CONTINGENCIES

As of March 31, 2006 the following claims have been asserted against the Company:

The Company has received several demand letters from former customers claiming reimbursement for losses of $332,508 in aggregate. The Company is attempting to investigate and settle these claims.

NOTE 10 - CONTINGENCIES - (Continued)

The Company is involved in two arbitration proceedings with the National Association of Securities Dealers, Inc. (NASD) whereby the plaintiffs have alleged that they were not suitable for certain purchases and one plaintiff also alleges churning, unauthorized trading and misrepresentation. The parties claim a total of $325,973 in trading and investment losses, $67,751 in lost investment opportunity, $53,954 in commissions, a total of $75,000 in punitive damages and unspecified amounts for legal fees and other court costs.

A former representative of the Company has filed an action to seek reimbursement for insurance payments previously paid to the Company and damages for the Company's alleged failure to properly insure the representative.

At this time the Company's legal counsel is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount of any potential loss for any of the aforementioned claims.

An action has been instigated by the State of Hawaii to compel the Company to turn over the control of any funds to a repository and provide an accounting of certain trust assets. No request for monetary amounts has been asserted against the Company and all funds have been transferred to a custodian.

Pursuant to a recent investigation, should the terms of a settlement with the Securities and Exchange Commission (SEC) be made final, the Company is expected to pay a penalty of $50,000. That amount has been accrued as payable at March 31, 2006.

In February, 2005 the State of Massachusetts Securities Division issued a consent order against the Company requiring the Company to pay a fine and to offer relief to all the Company's customers that invested in certain hedge funds. The time to request relief passed and all investors in the aforementioned hedge funds, except one, have accepted the offer of relief and all the payments have been made. Legal counsel for the Company cannot assess the validity or amount of any claim of the one remaining investor.